03022108

Canbras Communications Corp.

Interim Report to Shareholders
First Quarter 2003

- **The Canbras Group faces major liquidity issues**
- **Cable subscribers exceed 191,000, up 8.5% from first quarter of 2002**
- **Internet access subscribers exceed 13,000, up 34% from first quarter of 2002**
- **Revenue down by 21.5% from first quarter of 2002 to reach $13.5 million due to a significant devaluation in the Brazilian real**
- **EBITDA unchanged at $3.0 million from first quarter of 2002**

Montreal, Quebec, April 28, 2003: Canbras Communications Corp. (TSX.CBC) ("Canbras" or the "Corporation") today released results for the first quarter ended March 31, 2003.

Renato Ferreira, President and CEO of the Canbras Group, stated, "Canbras' results for the first quarter were in line with the company's constrained growth strategy for 2003. Cable subscribers remained stable relative to the previous quarter despite price increases and weaker demand as a result of the summer holidays and carnival season in Brazil, which historically is the slowest period of the year for Canbras. While revenues decreased by 21.5% from the first quarter of 2002 largely due to the 54% average devaluation of the Brazilian real against the Canadian dollar, Canbras was able to maintain its EBITDA level stable at $3.0 million.

Mr. Ferreira added: "Canbras still faces major liquidity issues arising mainly from the inability of one of our subsidiaries, Canbras TVA, to repay an approximately US$ 9.25 million obligation under its credit facility due in mid May of this year, as well as a projected cash short-fall in 2004 in relation to corporate overhead expenses. During the first quarter of 2003 progress has been made in regard to a potential restructuring of the debt that could avoid a payment default this May and which would be based on a business plan that could enable the Canbras Group to continue in operation for 2003 and beyond. We have not yet come to a final conclusion with the bank lenders and our partner on all issues associated with such potential debt restructuring and related business plan, but we are cautiously optimistic that all parties will reach an acceptable agreement within the next several weeks. At this time however, there can be no assurances that such an agreement will be reached."

"Also during the first quarter of 2003, Canbras continued the process it had started in 2002 to investigate the possibility of a sale of its broadband communications operations in Brazil", stated Mr. Ferreira, and "while a number of parties have shown interest in the company, valuation and financing issues could make it difficult to obtain an offer on acceptable terms in the near future. At this time, no final decisions have been made by the Canbras board of directors on an intended course of action."

dlw 6/3

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim management's discussion and analysis of financial condition and results of operations ("MD&A") for the first quarter of 2003 focuses on the consolidated results of the operations and financial situation of Canbras Communications Corp. ("Canbras" or the "Corporation") together with its subsidiaries (collectively, the "Canbras Group") and should be read in conjunction with the Corporation's unaudited consolidated financial statements for such period contained elsewhere herein and with the MD&A for December 31, 2002 included in the Corporation's Annual Report for 2002.

This interim MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the Canbras Group and the results of operations and financial condition of the Corporation.

Any reference in this interim MD&A to EBITDA means earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA is a widely used measure of cash operating earnings before financing charges & income taxes. EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles.

Certain sections of this interim MD&A contain forward-looking statements with respect to the Canbras Group. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results to differ materially from current expectations are discussed below under "Risk Factors" and "Forward-looking statements". Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information or otherwise.

The Canbras Group's results from continuing operations for the three months ended March 31, 2003, consist of broadband communications services in Brazil, including cable television, high-speed Internet access and data services provided in the Greater São Paulo and surrounding coastal areas, cable television services in certain cities in Paraná State, and Internet Service Provider ("ISP") services in the Greater São Paulo and surrounding coastal areas.

OVERVIEW

As of January 1, 2003, the Corporation's functional currency changed from Canadian dollars to Brazilian reais (see "Change in Functional Currency"). All of the Canbras Group's revenues are generated in Brazilian reais. Most costs and expenses are incurred in reais with the exception of programming costs which are primarily US dollar denominated, and interest expense on indebtedness due to third parties which is entirely US dollar based. All "$" amounts referred to in this MD&A reflect Canadian dollar amounts except as otherwise expressly noted.

The following table contains exchange rates for the periods indicated:

	Three Months ended March 31, 2003	Three Months ended March 31, 2002	Variation *Favourable / (unfavourable)*
R$/C$ - at period end	2.28	1.49	(53.0%)
R$/C$ - average for the period	2.31	1.50	(54.0%)
US$/C$ - at period end	0.68	0.63	7.9%
US$/C$ - average for the period	0.66	0.63	4.8%
R$/US$ - at period end	3.35	2.36	(41.9%)
R$/US$ - average for the period	3.49	2.39	(46.0%)

The table below presents selected operating statistics of the Canbras Group as at March 31, 2003 and March 31, 2002:

	As at March 31, 2003	As at March 31, 2002	Variation
Broadband cable services:			
Homes passed	874,627	849,253	3.0%
Km of activated plant	4,158	4,158 (1)	0%
Cable television subscribers	191,236	176,174	8.5%
Internet access subscribers	13,358	9,931	34.5%
Premium subscribers	72,286	77,130	(6.3%)
% of activated plant bi-directional	80%	60%	20 percentage points
Penetration of homes passed	21.9%	20.7%	1.2 percentage points
Year-to-date average gross revenue per subscriber (in *reais*)			
Cable television	52.31	48.94	6.9%
Internet access	64.39	50.10	28.5%
ISP services:			
Residential subscribers (2)	94	7,433	*n/a*
Commercial subscribers	540	500	8.0%

n/a - not applicable

(1) Restated
(2) Being transferred to UOL

Change in Functional Currency

As of January 1, 2003, the Corporation's Brazilian subsidiaries were no longer considered to be integrated operations due to the fact that the day-to-day financing of the subsidiaries' operations had become largely independent of the Corporation and accordingly, the subsidiaries are considered to be self-sustaining subsidiaries. The Corporation continues to report the financial results in Canadian dollars, but the functional currency of its foreign subsidiaries has changed from Canadian dollars to Brazilian *reais*. Accordingly, for accounting and financial reporting purposes the Corporation switched the method of translation from the temporal method to the current-rate method. This change in accounting policy was applied prospectively with no restatement of prior year's results. Under the current-rate method, assets and liabilities of the subsidiaries denominated in a foreign functional currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. The resulting unrealized gains or losses are accumulated and reported as a foreign currency translation adjustment in shareholders' equity.

The impact of changing the method of translation from the temporal to the current-rate method as of January 1, 2003, was a reduction in the carrying value of fixed assets, licenses, deferred costs and non-controlling interest of $40.8 million, $19.9 million, $4.6 million and $12.4 million respectively and as a result, shareholders' equity was reduced by $52.9 million. The reductions reflect the decline in value of the Brazilian *reais* relative to the Canadian dollar since the time the non-monetary assets were first acquired. As fixed assets, licenses and deferred costs are depreciated and amortized over their useful lives, the reduction in carrying values for these assets will result in lower depreciation and amortization in future periods. The carrying value of the net assets, as well as the foreign currency translation adjustment in shareholders' equity, will fluctuate each quarter based on the exchange rate in effect at each balance sheet date. As a result of the devaluation in the Brazilian *real* relative to the Canadian dollar in the first quarter of 2003, a further amount of $1.3 million was charged to foreign currency translation adjustment in shareholders' equity.

Segmented information
Effective as of January 1, 2003, the Corporation decided that it operated in only one significant segment: Broadband cable services (including cable television, high speed Internet access and data transmission). As a result, it will no longer consider Internet Service Provider (ISP) a separate reportable segment.

Revenue
Revenue for the three months ended March 31, 2003 was $13.5 million a decrease of $3.7 million or 21.5% compared to the same period last year. This decrease is largely due to a 54% devaluation in the average translation rate of Brazilian *reais* into Canadian dollars relative to the first quarter of 2002. Offsetting this factor was an increase in cable television subscribers and internet access subscribers and price increases. In Brazilian *reais*, revenue for the three months ended March 31, 2003 was R$ 31.4 million compared to R$25.8 million for the same period last year, an increase of 21.7%.

Cost of Service
Cost of service was $4.2 million for the three months ended March 31, 2003 compared to $5.4 million for the same period last year, a decrease of 22.2%. The decrease is largely due to a 54% devaluation in the average translation rate of Brazilian *reais* into Canadian dollars relative to the first quarter of 2002. Offsetting this factor, were increased programming costs due primarily to increased costs per subscriber and a larger subscriber base. The increased cost per subscriber is due to the fact that a significant portion of the Canbras Group's programming costs are denominated in US dollar and the Brazilian *real* has weakened by 46% on average relative to the US dollar since the first quarter of 2002.

Operating, Selling, General and Administrative Expenses
Operating expenses for the three months ended March 31, 2003 were $6.3 million compared to $8.8 million for the same period last year, a decrease of 28.4%. The decrease is largely due to a 54% devaluation in the average translation rate of the Brazilian *reais* into Canadian dollars relative to the first quarter of 2002.

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")
EBITDA of $3.0 million for the first quarter of 2003 was unchanged from the first quarter of 2002. The decrease in revenues was offset by a decrease in cost of service and in operating expenses both resulting principally from the weaker foreign exchange translation rate of the Brazilian *real*.

Depreciation and Amortization
Depreciation and amortization was $3.3 million for the three months ended March 31, 2003 compared to $6.1 million for the same period last year, a decrease of 45.9%. The decrease is largely due to the fact that effective as of January 1, 2003, the Corporation changed its method of translation from the temporal method to the current-rate method (see "Change in Functional Currency" above), and such change was applied prospectively with no restatement of prior year's results. As a result of the change in method of translation, depreciation and amortization expense for the three months ended March 31, 2003 was translated at the average foreign exchange rate prevailing during the three-month period ended March 31, 2003.

Depreciation and amortization expense for the same period last year was translated using historical foreign exchange rates being the exchange rates prevailing at the time the non-monetary assets (such as fixed assets, licenses and deferred costs) were acquired.

The average gross fixed and intangible asset balance as at March 31, 2003 was $140.3 million, whereas for the same period last year it was $250.9 million.

Interest Expense and Income

Interest expense for the three months ended March 31, 2003 decreased to $0.7 million from the three month period ended March 31, 2002 level of $1.8 million reflecting lower average indebtedness following the purchase by the Corporation of $15.8 million in notes issued by a subsidiary of the Corporation from a group of banks during the first quarter of 2002. In addition, in the first quarter of 2002 interest was accrued on the put and call option with a Brazilian partner, whereas no such interest was accrued in 2003 as the option expired in December 2002. Interest income was ($0.1) million for the three month period ended March 31, 2003 as some of the Corporation's cash balances were invested in US dollar linked instruments and the US dollar weakened against the Brazilian *real* in the quarter.

Foreign Exchange Gain (Loss)

Foreign exchange gain for the three month period ended March 31, 2003 amounted to $1.4 million compared to $0.3 million for the same period last year. These gains relate to the Canbras Group's US dollar denominated credit facility. The foreign exchange gain in the current period is a result of an appreciation of the Brazilian *real* relative to the US dollar from 3.53 to 3.35 since December 31, 2002, an appreciation of 5.1%. In the first quarter of 2002 when the Canadian dollar was the functional currency, an appreciation in the Canadian dollar relative to the US dollar of 0.5% from 1.59 to 1.58 resulted in a smaller gain (see above – Change in Functional Currency).

Net Earnings

Net earnings were $0.4 million for the three-month period ended March 31, 2003 compared to a net loss of $3.7 million for the same period last year. This improvement was primarily due to decreased depreciation and amortization expense, increased foreign exchange gain and lower interest expense.

Liquidity and Capital Resources

Cash and cash equivalents generated during the quarter ended March 31, 2003 was $19.6 million higher than the same period last year. The increase was due to the Corporation's purchase from a group of banks in the first quarter of 2002 of $15.8 million of notes issued by a subsidiary of the Corporation, and increased cash flow from operations and lower capital expenditures.

Capital Expenditures

Capital expenditures for the three months ended March 31, 2003 was $1.5 million compared to $2.7 million for the same period last year. The low level of capital expenditures in 2003 is a result of the fact that Canbras Group has approved an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services. Gross subscriber additions for the first quarter of 2003 were 9,716, down 29.2% from 13,729, for the same period last year. The decrease in capital expenditures is also due to the devaluation in the average translation rate of Brazilian reais into Canadian dollars. During the first quarter of 2003, the Canbras Group sold $0.6 million of materials held for future capital expenditures.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These forward-looking statements reflect the current views and/or expectations of Canbras with respect to its performance, business and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like 'believe', 'anticipate', 'expect', 'will likely result', or words or phrases of similar meaning. Such statements are subject to a number of important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Whether actual results and developments conform with the Corporation's expectations and predictions are subject to a number of known and unknown risks and uncertainties, including the risk factors described below under "Risk Factors" and the factors set forth in other filings with the Canadian securities commissions. These factors, among others, could cause actual results to differ materially from those expressed in any forward-looking statements.

Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any divestitures, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after these statements are made.

In addition to the risk factors discussed below, other factors could cause results or events to differ materially from current expectations. For additional information with respect to such other factors, refer to the Corporation's 2002 Annual Report and Renewal Annual Information Form for the fiscal year ended December 31, 2002, which have been filed by the Corporation with the Canadian securities commissions and are available free of charge on SEDAR (www.sedar.com) and on the Corporation's website (www.canbras.ca).

RISK FACTORS

Liquidity

Ability to Meet Debt Obligations and Future Cash Requirements
Existing cash and cash generated from operations are not expected to be sufficient to meet US$9.25 million (approximately $13.6 million) in principal repayment obligations due in May 2003 to the lenders under the Floating Rate Note Facility (under which US$18.5 million remains outstanding) entered into by its subsidiary Canbras TVA Cabo Ltda. ("CTVA"), and CTVA faces the possibility of a payment default under such Facility, in which event the lenders could demand immediate repayment of the entire amount of the Facility (approximately US$18.5 million). In addition, the Canbras Group does not expect to generate sufficient cash from operations to meet projected corporate overhead and certain other operating expenses for 2004.

The Canbras Group has been engaged in discussions with the lenders with a view to restructuring the Floating Rate Note Facility, and progress has been made in this regard which could avoid a payment default in May 2003 and which would be based on a business plan that could enable the Canbras Group to continue in operation for 2003 and beyond. The Canbras Group has not yet come to final conclusion with the lenders under this Facility and with its partner in CTVA on all issues associated with such potential debt restructuring and related business plan, but the Corporation is cautiously optimistic that the parties will reach an acceptable agreement within the coming weeks. However, at this time the Canbras Group does not have any commitments from the lenders or its partner in CTVA, and there can be no assurance as to the final outcome of such discussions, including whether or not and on what terms (if any) the lenders and the Canbras Group's partner in CTVA would be willing to restructure the debt and agree to the related business plan, or whether or not such discussions will be concluded prior to the repayment date in May 2003.

In the event that the Corporation is unable to obtain favorable modifications to the terms of the Floating Rate Note Facility and is unable to satisfy its May 2003 repayment obligations, or if it otherwise fails to comply with the various covenants in the Facility, the lenders under the Facility have the right to declare a default under such Facility and to demand immediate repayment of the entire amount of the Facility (approximately US$18.5 million), which would have a material adverse effect on the Corporation's business and financial condition.

The capital and equity market conditions, as well as general economic conditions, in Latin America over the past 12 to 24 months have been depressed and there can be no assurance as to whether or when a recovery will occur. Such conditions have negatively affected the value of the Corporation's assets and restricted the Corporation's ability to raise capital. As a result, in the event the lenders or the Canbras Group's partner in CTVA are unable to reach agreement with respect to the liquidity matters described above, there can be no assurance that the Corporation will be able to secure any new financing to address its funding requirements for 2003 and beyond, whether from the public or private equity or debt markets, or from its majority shareholder, or that any such new financing (if obtained) would not have a substantial dilutive effect on shareholders' current interests in the Corporation.

Impact on Growth

As a result of the Corporation's current cash position, the Canbras Group has approved an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services. As a result, there is an increased risk of higher subscriber attrition (or "churn") and or a downgrade in the subscriber's programming packages which could result in the loss of future revenue due to subscribers discontinuing service and the inability to recoup any unrecovered costs incurred in acquiring the subscriber. As a result of the adoption of the constrained growth plan and significant price increases, the Corporation is anticipating lower levels of net subscriber growth than in past periods.

The Corporation cannot give any assurance that these plans will not have a material adverse effect on its business, financial condition, and results of operations, or its discussions with the lenders under the Floating Rate Note Facility or its ability to secure new financing (see "Liquidity – Ability to Meet Debt Obligations and Future Cash Requirements" above), or the price, if any, that it might be able to realize in a Sale Process (see "Risks Relating to Sale Process" below).

Risks Relating to Sale Process

With the assistance of its financial advisor, Credit Suisse First Boston Corporation, the Corporation is investigating the possibility of a sale of all or substantially all of its assets and businesses in Brazil (the "Sale Process"). The Sale Process is continuing and while a number of parties have shown interest, valuation and financing issues could make it difficult to obtain an offer on acceptable terms. At this time, the Corporation's board of directors has not made any final decision as to whether or not it will recommend any sale, and any such decision will depend upon, among other things (i) the outcome of the Sale Process, including whether any definitive expressions of interest or bids will be made, if made whether any such proposals will be on acceptable terms, including price, and whether any agreement with a potential purchaser could be concluded, and (ii) conditions and circumstances affecting the Canbras Group at such time and in the foreseeable future. In addition, if any sale were to be pursued and any sale agreement were to be concluded, the closing of such transaction would be subject to regulatory and other required approvals, including shareholder approvals. As well, the Sale Process may be negatively affected by the Corporation's current liquidity situation, as described above under "Liquidity".

Exchange Rates

The Corporation reports its consolidated financial statements in Canadian dollars, and its operating companies function in the local currency of Brazil. Some significant liabilities of the Canbras Group now and may in the future be payable in currencies other than the local currency, such as US dollar denominated liabilities incurred for borrowed money under the Floating Rate Note Facility, programming costs and equipment purchases. Accordingly, the Corporation has in the past, and may continue in the future, to experience economic loss and a negative impact on earnings solely as a result of foreign currency exchange rate fluctuations, which include foreign currency devaluations against the US dollar.

Inflation

Inflation has had and may continue to have adverse effects on the economy and securities market of Brazil, and could have adverse effects on the Corporation's operating results and/or the ability of its operating companies to obtain financing at acceptable rates. The operating results of the Corporation may be impacted by inflation which could lead to increased costs of operations that may not be recovered through price increases. Increases in prices may lead to increased subscriber churn and/or a downgrade in subscriber's programming packages.

CANBRAS COMMUNICATIONS CORP.
Consolidated Interim Statements of Operations (Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three months ended March 31, 2003	2002
Revenues		
Broadband cable services		
Cable television	$ 11,729	$ 15,162
Internet access	829	855
Data transmission and other	994	1,216
Total revenue	13,552	17,233
Cost of services	4,235	5,370
Gross margin	9,317	11,863
Operating, selling, general and administrative expenses	6,335	8,826
Earnings before interest, taxes, depreciation and amortization	2,982	3,037
Depreciation and amortization expense (Note 2)	3,268	6,071
Operating loss	(286)	(3,034)
Interest expense	(741)	(1,844)
Interest income	(96)	213
Foreign exchange gain and other	1,360	272
Earnings (loss) before non-controlling interests	237	(4,393)
Non-controlling interest	144	740
Net earnings (loss)	381	(3,653)
Earnings (loss) per share - basic and diluted	$ 0.01	$ (0.07)
Weighted average number of shares outstanding	55,098,071	55,058,450

CANBRAS COMMUNICATIONS CORP.
Consolidated Interim Statements of Deficit (Unaudited)
(In thousands of Canadian dollars)

	Three months ended March 31, 2003	2002
Deficit, beginning of period, as previously reported	$ (159,206)	$ (128,947)
Cumulative effect on prior year of change in accounting policy for foreign currency translation	-	(1,066)
Deficit, beginning of period, as restated	(159,206)	(130,013)
Net earnings (loss) for the period	381	(3,653)
Deficit, end of period	$ (158,825)	$ (133,666)

CANBRAS COMMUNICATIONS CORP.
Consolidated Interim Balance Sheets
(in thousands of Canadian dollars)

	Unaudited As at **March 31, 2003**	As at **December 31, 2002**
Assets		
Current assets		
Cash and cash equivalents	$ 12,459	$ 9,627
Accounts receivable	2,454	1,812
Prepaid expenses and other	3,123	3,175
	18,036	14,614
Fixed assets	67,187	111,254
Licenses, net of accumulated amortization	25,164	46,374
Deferred costs	9,076	13,718
	$ 119,463	$ 185,960
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 21,232	$ 19,115
Debt due within one year	13,576	14,593
	34,808	33,708
Long-term debt	13,522	14,578
Other long-term liabilities	882	963
Non-controlling interests (Note 3)	5,645	18,234
	$ 54,857	$ 67,483
Shareholders' equity		
Capital stock	$ 277,683	$ 277,683
Deficit	(158,825)	(159,206)
Foreign currency translation adjustment	(54,252)	-
	64,606	118,477
	$ 119,463	$ 185,960

(See Note 2, Significant Accounting Policies Foreign Currency Translation)

CANBRAS COMMUNICATIONS CORP.
Consolidated Interim Statements of Cash Flows (Unaudited)
(in thousands of Canadian dollars)

	Three months ended March 31, 2003	Three months ended March 31, 2002
Cash provided by operating activities		
Net earnings (loss)	$ 381	$ (3,653)
Items not affecting cash		
Depreciation and amortization	3,268	6,071
Non-controlling interest	(144)	(740)
Foreign exchange and other	(1,222)	(235)
	2,283	1,443
Changes in non-cash working capital items	2,164	1,123
	4,447	2,566
Cash used in financing activities		
Decrease in long-term debt	-	(15,752)
	-	(15,752)
Cash used in investing activities		
Additions to fixed assets	(1,502)	(2,706)
Additions to deferred costs	(62)	(472)
Proceeds from sale of materials held for future capital	566	-
	(998)	(3,178)
Effect of exchange rate changes on cash and cash equivalents	(166)	-
Cash and cash equivalents, provided by (used for) continuing operations	3,283	(16,364)
Cash used for discontinued operations	(451)	(364)
Cash and cash equivalents, beginning of period	9,627	35,072
Cash and cash equivalents, end of period	$ 12,459	$ 18,344

All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1. Description of the business and basis of presentation

Canbras Communications Corp. (the "Corporation" or "CCC"), originally incorporated under the laws of British Columbia on August 7, 1986, was continued under the *Canada Business Corporations Act* effective June 22, 1998.The indirect majority shareholder of CCC during 2001 was Telecom Américas Ltd. ("TAL"), and effective as of February 8, 2002, distributed its 75.6% indirect interest in CCC to Bell Canada International Inc. ("BCI"), which then became the indirect majority shareholder of CCC. CCC, through its subsidiaries (collectively the "Canbras Group") is engaged in the acquisition, development and operation of broadband communication services in Brazil including cable television ("CATV"), Internet access and data services, as well as Internet Service Provider ("ISP") services, in Brazil.

In the opinion of the Corporation, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual audited financial statements, except as noted below in Note 2a) (Foreign currency translation) and 2b) (Segmented information), and contain all adjustments necessary for a fair presentation of the financial position as at March 31, 2003 and the results of operations and cash flows for the three month ended March 31, 2003 and 2002, respectively.

The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 as set out in the 2002 Annual Report of the Corporation, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2002 Annual Report of the Corporation.

Existing cash and cash expected to be generated from 2003 operations are not expected to be sufficient to meet US $9.25 million (approximately $13.6 million) in principal repayment obligations due in May 2003 to the lenders under a floating rate note credit facility (the "Floating Rate Note Facility"), and the Canbras Group faces the possibility of a payment default under such Facility. The Canbras Group is engaged in ongoing discussions with its lenders with a view to refinancing or otherwise modifying the terms of the Floating Rate Note Facility. There can be no assurance as to the outcome of such discussions, including whether or not and on what terms (if any) the lenders would be willing to refinance or otherwise modify the terms of such Facility, or whether or not such discussions will be concluded prior to the repayment date in May 2003.

In the event that the Corporation is unable to obtain favourable modifications to the terms of the Floating Rate Note Facility and is unable to satisfy its May 2003 repayment obligations, or if it otherwise fails to comply with the various covenants in the Facility, the lenders under the Facility have the right to declare a default under such Facility and to demand immediate repayment of the entire amount of the Facility (approximately US$18.5 million, equivalent to $27.1 million), which would have a material adverse effect on the Corporation's business and financial condition.

In addition to the liquidity issues related to the Floating Rate Note Facility, the Canbras Group does not expect to generate sufficient cash from operations to meet projected corporate overhead and certain other operating expenses for 2004. As a result, the Canbras Group is pursuing various strategies, including new sources of financing, that could allow the Canbras Group to achieve the necessary liquidity to continue in operation beyond 2003. However, at this time, the Canbras Group does not have any commitments with respect to such strategies or for such new financing, and there can be no assurance that it will be able to secure any new financing, whether from the public or private equity or debt markets, or from its majority shareholder, or that any such new financing (if obtained) would not have a substantial dilutive effect on shareholders' current interests in the Corporation.

The consolidated interim financial statements have been prepared assuming the Corporation will continue as a going concern. Also the financial statements do not include any adjustments that might result from the outcome of the uncertainty mentioned above.

All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies

The preparation of financial statements in accordance with Canadian GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

a) Foreign currency translation

As of January 1, 2003, the Corporation's Brazilian subsidiaries were no longer considered to be integrated operations due to the fact that the day-to-day financing of the subsidiaries' operations had become largely independent of the Corporation and accordingly, the subsidiaries are considered self-sustaining subsidiaries. The Corporation continues to report the financial results in Canadian dollars, but the functional currency of its foreign subsidiaries changed from Canadian dollars to Brazilian *reais*. Accordingly, for accounting and financial reporting purposes the Corporation switched method of translation from the temporal method to the current-rate method. This change in accounting policy was applied prospectively with no restatement of prior year's results. Under the current-rate method, assets and liabilities of the subsidiaries denominated in a foreign currency will be translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. The resulting unrealized gains or losses are accumulated and reported as a foreign currency translation adjustment in shareholders' equity.

The impact of changing the method of translation from the temporal to the current-rate method as of January 1, 2003, was a reduction in the carrying value of fixed assets, licenses, deferred costs and non-controlling interest of $40,818,000, $19,959,000, $4,571,000 and $12,410,000 respectively and as a result, shareholders' equity was reduced by $52,938,000. The reductions reflect the decline in value of the Brazilian *real* relative to the Canadian dollar since the time the non-monetary assets were first acquired. As fixed assets, licenses and deferred costs are depreciated or amortized over their useful lives, the reduction in carrying values for these assets will result in lower depreciation and amortization in future periods. The carrying value of the net assets, as well as the foreign currency translation adjustment in shareholders' equity, will fluctuate each quarter based on the exchange rate in effect at each balance sheet date. As a result of the devaluation in the Brazilian real relative to the Canadian dollar in the first quarter of 2003, a further amount of $1,314,000 was charged to foreign currency translation adjustment in shareholders' equity.

b) Segmented information

Effective as of January 1, 2003, the Corporation decided that it operated in only one significant segment: Broadband cable services (including cable television, high speed Internet access and data transmission). As a result, it will no longer consider Internet Service Provider (ISP) a separate reportable segment.

3. Put and call options

During the fourth quarter of 2001, the Canbras Group amended the put and call options previously entered into with its Brazilian partner in two of its subsidiaries to purchase, subject to regulatory approval, such partner's equity interests in these two subsidiaries (together the "Vale Properties"). The put and call options were exercisable, until December 2002, with the option price payable in January 2003, for R$ 10,960,000 (equivalent to $7,523,000 as of 12/31/2001) plus interest at the Brazilian interbank deposit rate ("CDI") plus 0.5% monthly from the fourth quarter of 2001 to the payment date. The Corporation accounted for this transaction as an additional acquisition of the Vale Properties resulting in a purchase price of $7,523,000 being allocated to license.

In the Corporation's opinion, the Brazilian partner's right to require the Canbras Group to purchase such partner's interest in the Vale Properties expired unexercised on December 21, 2002. As a result,

All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

$5,956,000 (R$13,340,000 including accrued interest), previously shown as debt, was reclassified as non-controlling interest on the December 31, 2002 balance sheet. The parties are engaged in on-going discussions with a view to realigning their respective ownership interests in the Vale Properties, and such realignment, depending on final agreements between the parties, if any, could result in a significant loss on disposition. There can be no certainty as to the outcome of such discussions, or the terms of any such realignment of interests.

4. Discontinued operations

The Corporation adopted a formal plan of disposal for its private telephone resale operations conducted by its subsidiary Teleminio Servicos de Telematica Ltda. ("TST") through the winding down of TST's operations by December 31, 2002 (unless earlier sold to a third-party). As a result, the Corporation recorded a provision of $6,021,000 in the year ended December 31, 2001. This provision includes both the write-down of assets and accruals ($4,626,000) and the operating losses expected to be incurred between the date TST's operations were treated as discontinued and the ultimate wind-down date ($1,395,000). Accordingly, the consolidated statements of operations and cash flows exclude the revenues, expenses and cash flows of the discontinued operations. The cash flows for the discontinued operations for the current and prior year are presented as a single line in consolidated statements of cash flows, and are identified as discontinued operations. Effective March 1, 2002, all of the shares of TST were sold to a third party and certain liabilities incurred up to February 28, 2002 were assumed by the Canbras Group.

As of March 31, 2003, the net balance of accrual amounted to $3,367,000.

The assumptions and resulting estimates, on which the estimated loss amounts are based, may change with the passage of time and as additional information is obtained. Any changes to the estimates will be recognized as part of the loss on discontinued operations in the period in which such change occurs.

Cash flows used for discontinued operations are as follows:

	Three months ended March 31, 2003	Three months ended March 31, 2002
Operating activities	$ (451)	$ (364)
Financing activities	-	-
Investing activities	-	-
Cash flows used by discontinued operations	$ (451)	$ (364)